Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

October 14, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed May 10, 2022

File No. 001-39738

Ladies and Gentlemen,

On behalf of Ucommune International Ltd (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated September 15, 2022 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2021 filed on May 10, 2022.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 103

1.	Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor and also describe the reasons underlying the causes. For example, you attribute the increase in other services revenues and cost of revenue to increased net revenues and increased costs in interior design and construction services and increase revenue in SAAS services. Please quantify these items and explain the underlying reasons behind the increases. Please also consider expanding your disclosure of general and administrative expenses and elsewhere, to the extent appropriate.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the disclosure in the following manner (marked by underlines) in future filings.

Key Components of Results of Operations

Net Revenue

Other Services Revenue. Other services net revenue primarily consists of (i) interior design and construction net revenue generated from companies we acquired, (ii) management fees generated from our agile office spaces under U Brand, (iii) SaaS services and IOT solutions revenue, and (iv) charges to members for ancillary services such as printing and copying fees and catering service fees.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin     beijing     boston     BOULDER     brussels     hong kong     london     los angeles     new york     palo alto
SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

October 14, 2022

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenue

Other Services Revenues

Our other services revenues increased by 59.0% to RMB217.4 million (US$34.1 million) in 2021 from RMB136.7 million in 2020, primarily due to (1) increased net revenue in our interior design and construction services of RMB53.1 million (US$8.3 million) as a result of our acquisition of Guangdong Wanhe Construction Engineering Co., Ltd in May 2021, (2) increased revenue in SaaS services of RMB16.4 million (US$2.6 million) as a result of orders from new customers, (3) increased net revenue in ancillary services relating to catering services of RMB12.0 million (US$1.9 million) as a result of our acquisition of Beijing Kuanneng Technology Co., Ltd in September 2021, and (4) increased revenue from U Brand under our asset-light model of RMB2.8 million (US$0.4 million) as the number of spaces of this category increased from 72 as of December 31, 2020 to 83 as of December 31, 2021.

Cost of Revenue (excluding Impairment Loss)

Other Services

Our costs of other services increased by 60.3% to RMB181.2 million (US$28.4 million) in 2021 from RMB113.1 million in 2020, mainly due to (1) increased costs related to interior design and construction services of RMB48.4 million (US$7.6 million), which was generally in line with the increase in revenues as a result of the acquisition of Guangdong Wanhe Construction Engineering Co., Ltd, and (2) increased costs related to SaaS services of RMB22.2 million (US$3.5 million) as a result of our increased business scale. Our cost of revenue (excluding impairment loss) for other services accounted for 12.9% and 17.1% of our total net revenue in 2020 and 2021, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 31.0% to RMB61.7 million (US$9.7 million) in 2021 from RMB47.1 million in 2020, mainly due to the increase in share-based compensation expenses of RMB12.1 million (US$1.9 million) as a result of related amortization since the consummation of our public listing in November 2020. Our sales and marketing expenses accounted for 5.4% and 5.8% of our total net revenue in 2020 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 17.6% to RMB376.4 million (US$59.1 million) in 2021 from RMB320.2 million in 2020, mainly due to (1) an increase in professional service fees of RMB25.9 million (US$4.1 million) relating to audit, legal and consulting services, and (2) the incurrence of directors’ and officers’ liability insurance fees of RMB6.7 million (US$1.1 million) associated with our public listing since November 2020. Our general and administrative expenses accounted for 36.5% and 35.6% of our total net revenue in 2020 and 2021, respectively.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was RMB1.4 million (US$215 thousand) in 2021, as compared to RMB10.1 million in 2020, primarily because the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

October 14, 2022

Net Revenue, page 103

2.	Please explain in greater detail how workspace membership services revenues decreased 11% due to the closure of unprofitable spaces in operation and the contraction of your self-operated coworking space services as you transform to an asset-light model. The disclosure appears to place importance on "spaces." Based on a review of your operating metrics found on page 65 while the number of spaces under your self-operated model declined, it was only by 1 space and the number of asset-light model spaces increased by 40 spaces for a net increase in spaces of 39 in 2021. Please explain more clearly how workspace membership services revenues decreased despite a favorable increase in spaces. Additionally, the majority of the remaining operating metrics appear to show favorable trends, including an increase in members. Please explain what impact, if any, the favorable trends in the remaining metrics and the unfavorable trend in occupancy rates had your workspace membership services revenue. Furthermore, we note disclosure elsewhere that COVID negatively impacted your results of operations in 2022 including revenue (page F-21). Please explain the extent to which COVID had an impact here.

RESPONSE: In response to the Staff’s comment on the decrease in workspace membership services revenues, the Company undertakes to revise the disclosure in the following manner (marked by underlines) in future filings.

Net Revenue

Workspace Membership Services Revenues

Our workspace membership services revenues decreased by 11.0% to RMB376.6 million (US$59.1 million) in 2021 from RMB423.0 million in 2020, mainly due to (1) the closure of 23 unprofitable self-operated spaces in operation under U Space category in 2021 as a result of our transformation to an asset-light model, resulting in a decrease of RMB53.2 million (US$8.3 million) in revenue as compared to 2020, (2) the closure of 47 unprofitable self-operated spaces then in operation throughout 2020, considering our transformation plan and the COVID-19 impact, the revenue contribution of which was RMB43.2 million (US$6.8 million) in 2020, and (3) the decrease in the overall occupancy rate from 77% as of December 31, 2020 to 70% as of December 31, 2021, partially offset by (i) an increase in revenue generated from U Partner category under our asset-light model of RMB40.4 million (US$6.3 million) primarily relating to 29 increased spaces under this category in 2021, and (ii) an increase in revenue generated from self-operated U Design category of RMB15.0 million (US$2.4 million) primarily because we opened 21 new spaces under this category in 2021.

In response to the Staff’s comment on the decreased workspace membership services revenues and yet the favorable trends in certain operating metrics, the Company respectfully advises the Staff that, with more details disclosed in its Form 20-F on page 63, the Company operates its spaces under two models, i.e., self-operated model and asset-light model. Self-operated model further includes three categories, i.e., U Space, U Studio and U Design, and the asset-light model further includes two categories, i.e., U Brand and U Partner. Fees received under its self-operated model for all three categories pursuant to member service contracts are recognized as workspace membership services revenues, and fees charged to members for ancillary services under its self-operated model are recognized as other services revenue. For asset-light model, fees received under U Brand category are recognized as other services revenue, and fees received under U Partner category are recognized as workspace membership services revenues. While the number of spaces under asset-light model increased from 125 as of December 31, 2020 to 165 as of December 31, 2021, 11 out of the 40 increased spaces were attributable to U Brand, the revenue of which was recorded under other services, and the remaining 29 increased spaces were attributable to U Partner, the revenue of which was recorded under workspace membership services. As such, only a portion of the revenue contributed by newly opened spaces under the asset-light model in 2021 was recorded under workspace membership services. The Company has updated its analysis for both workspace membership services revenues and other services revenues to clarify this distinction.

October 14, 2022

The Company further advises the Staff that, in 2021, the number of its self-operated spaces increased by 28, among which 21 were attributable to its U Design category, and decreased by 29, among which 23 were attributable to its U Space category, resulting in a net decrease of one self-operated space. The Company has quantified the respective impacts on revenue as a result of U Design and U Space, which the Company believes can explain the major changes with respective to the number of self-operated spaces and related revenues in 2021.

The Company further advises the Staff that, while the number of its members increased from approximately 1,044,700 as of December 31, 2020 to approximately 1,176,970 as of December 31, 2021, “members” as defined in the Form 20-F refers individuals and enterprises that have registered on U Bazaar and have received reward points as of a given date, and thus are counted on an accumulated basis. As a result, the Company believes the number of members has no direct bearing on its revenue. In addition, the changes in the number of workstations of spaces in operation and in the managed area generally follow the trend in the number of spaces, the impact of which on revenue has been discussed in greater detail above.

In response to the Staff’s comment on the COVID-19 impact, the Company undertakes to revise the disclosure in the following manner (marked by underlines) in future filings.

Key Factors Affecting Our Results of Operations

……

The COVID-19 outbreak has materially adversely affected our financial condition and results of operation. Net revenue in 2020 decreased partially due to the temporary closure of our spaces during the break and we experienced difficulty in collection of receivables, which resulted in additional allowance for doubtful accounts or impairment loss. In addition, our workspace membership services revenues decreased in 2021, partially due to the decreased overall occupancy rate from 77% as of December 31, 2020 to 70% as of December 31, 2020 and closures of unprofitable spaces primarily caused by the COVID-19 outbreak. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows in 2022 and beyond will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.”

October 14, 2022

Impairment Loss on Long-lived Assets and long-term prepaid expenses, page 104

3.	Please explain in reasonable detail the underlying reasons, events or changes in circumstances that lead to the impairments.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the disclosure in the following manner (marked by underlines) in future filings.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Our impairment loss on long-lived assets and long-term prepaid expenses increased by 213.6% to RMB114.5 million (US$18.0 million) in 2021 from RMB36.5 million in 2020, primarily due to the increases in (1) impairment costs for spaces where the operating performances indicate that the carrying value is not expected to be fully recoverable due to reasons such as decreased occupancy rates, COVID-19 impact and closures of spaces, and (2) impairment costs for long-term prepaid rents relating to two leased properties, the amounts of which are expected to be irrecoverable as a result of our early termination of the underlying lease agreements in light of the restrictions of offline activities amid the COVID-19 pandemic.

***

October 14, 2022

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Xin Guan, Chief Executive Officer

Siyuan Wang, Chief Financial Officer